

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

Hervé Tessler
Chief Executive Officer
Noventiq Holding Company
26-28 Hammersmith Grove
London W6 7HA
United Kingdom

      Re: Noventiq Holding Company
          Amendment No. 2 to Registration Statement on Form F-4
          Filed April 10, 2024
          File No. 333-276351

Dear Hervé Tessler:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4

Proposal No. 1 - The Business Combination Proposal
Certain Noventiq Projected Financial Information, page 105

1.   We note your disclose that your forecasts were updated in March 2024. We further note your disclosure of operating results for the nine months ended December 31, 2023 on page 20. Please revise your disclosures to clarify whether these results were taken into consideration in determining your revised forecast for fiscal year 2024 and explain any differences between these results and your projections. That is, annualizing these results, it appears that your revenue and Adjusted EBITDA for fiscal year 2024 would be $454 million and $33 million, respectively, as compared to your projected revenue and projected Adjusted EBITDA for fiscal year 2024 of $495 million and 38 million, respectively.

2.   We note your disclosure that the projected financial information was based on numerous factors, including projected sales growth based on country market-level sales pipeline and backlog data, and recurring revenue forecasts that are supported by historical retention data for major customer and corporate accounts. Please revise your disclosures to clarify the source of the projected revenue generated from pipeline and backlog data and whether this represents firm orders or was derived from other information. Please also disclose the extent of the projected revenue growth derived from pipeline and backlog data, if determinable.

      Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey J. Pellegrino